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                                                                 EXHIBIT (a)(20)



 NETWORK ASSOCIATES SUCCESSFULLY COMPLETES EXCHANGE OFFER FOR MCAFEE.COM SHARES

             COMPLETION OF SHORT-FORM MERGER EXPECTED TO OCCUR TODAY



        Santa Clara, Calif. September 13, 2002. Network Associates, Inc. (NYSE:
NET) and McAfee.com Corp. (Nasdaq: MCAF) today announced that Network Associates has accepted all of the shares of Class A common stock of McAfee.com that were tendered by McAfee.com shareholders prior to the expiration of its exchange offer at 12:00 midnight (Eastern Time) on Thursday, September 12, 2002. A total of 10,390,986 shares were tendered (including 1,686,072 shares subject to guaranteed delivery), and together with the common stock previously owned by Network Associates, Network Associates now owns approximately 96% (assuming satisfaction of all guaranteed deliveries) of the outstanding capital stock of McAfee.com.

        Network Associates expects to complete a short-form merger of McAfee.com with and into Network Associates shortly after the close of trading on the Nasdaq National Market on September 13, 2002. After September 13, 2002, the shares of Class A common stock of McAfee.com will no longer be publicly traded and McAfee.com will cease to exist as a separate company.

        Under the terms of the exchange offer, McAfee.com shareholders will receive 0.675 of a share of Network Associates common stock plus $8.00 in cash, without interest, for each outstanding share of McAfee.com Class A common stock tendered for exchange. In the merger, each remaining share of McAfee.com Class A common stock will be converted (subject to the exercise of appraisal rights) into the right to receive the same number of Network Associates shares and the same amount of cash, as provided in the exchange offer.

        "Over the last three years the McAfee.com team has moved aggressively into the consumer market and driven the evolution of online security and anti-virus services," said George Samenuk, chairman and CEO of Network Associates. "Network Associates will build on that success to extend those services more deeply into the consumer, small and home office, small and medium business and service provider markets."

        "The recombination of Network Associates and McAfee.com is an important evolution for customers and shareholders of both companies," said Srivats Sampath, president and CEO of McAfee.com. "McAfee.com's unique position as the pioneer and leader in online anti-virus and security services, combined with Network Associates' global presence positions the integrated company to aggressively grow market share and build on the success we've had in the consumer and small and home office space."

Additional Information and Where To Find It

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        In connection with the exchange offer, Network Associates has filed an exchange offer prospectus and related materials with the Securities and Exchange Commission (SEC). McAFEE.COM SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. McAfee.com security holders may obtain a free copy of the exchange offer prospectus and other documents filed by Network Associates and McAfee.com with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, as well as Network Associates' related filings made with the SEC, may also be obtained from Network Associates by directing a request to Network Associates' Investor Relations Department at: 3965 Freedom Circle, Santa Clara, CA 95054, or by contacting D.F. King & Co. Inc., information agent for the offer, at 800-549-6746.

About Network Associates, Inc.

        With headquarters in Santa Clara, Calif., Network Associates, Inc. is a leading supplier of network security and availability solutions. Network Associates is comprised of three product groups: McAfee Security, delivering world-class anti-virus and security products; Sniffer Technologies, a leader in network availability and system security; and Magic Solutions, a leader in innovative service management solutions. For more information, Network Associates can be reached at 972-308-9960 or on the Internet at http://www.nai.com.

        NOTE: Network Associates, McAfee, Sniffer and Magic Solutions are registered trademarks of Network Associates, Inc. and/or its affiliates in the United States and/or other countries. All other registered and unregistered trademarks in this document are the sole property of their respective owners.


CONTACT:  Dana Lengkeek/ 408-346-5184
          Gwyn Lauber/ 408-346-5358
          Both of Network Associates, Inc.